ArcelorMittal reports third quarter 2017 results

Luxembourg, November 10, 2017 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three month and nine month periods ended September 30, 2017.

Highlights:

•         Health and safety: LTIF rate of 0.67x in 3Q 2017 as compared to 0.72x in 2Q 2017 and 0.84x in 3Q 2016

•         Operating income of $1.2 billion in 3Q 2017 as compared to $1.4 billion in 2Q 2017; 2.5% higher YoY

•         EBITDA of $1.9 billion in 3Q 2017 as compared to $2.1 billion in 2Q 2017; 1.5% higher YoY

•         Net income of $1.2 billion in 3Q 2017 lower as compared to $1.3 billion in 2Q 2017 and higher as compared to $0.7 billion in 3Q 2016

•         Steel shipments of 21.7Mt in 3Q 2017, an increase of 1.0% as compared to 2Q 2017; +6.8% YoY; steel shipments of 64.2Mt in 9M 2017, up 0.6% YoY

•         3Q 2017 iron ore shipments of 15Mt (+8.1% YoY), of which 9.1Mt shipped at market prices (+12.3% YoY); 9M 2017 market price iron ore shipments at 27.2Mt, up 6.8% YoY

•         Net debt of $12.0 billion as of September 30, 2017, as compared to $11.9 billion as of June 30, 2017, primarily due to a negative foreign exchange impact ($0.2 billion)

Outlook and guidance:

Market conditions are favorable. The demand environment remains positive (as evidenced by the continued high readings from the ArcelorMittal weighted PMI) and steel spreads remain healthy.

The Company continues to expect cash needs of the business (capex ($2.9 billion), interest ($0.8 billion), cash taxes, pensions and other cash costs (totalling $0.9 billion) but excluding working capital investment and premiums paid to retire debt early) to be approximately $4.6 billion in 2017.

Given the improved market conditions, the Company now expects a full year 2017 investment in working capital of approximately $2.0 billion (as compared to previous guidance of approximately $1.5 billion).

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Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	3Q 17	2Q 17	3Q 16	9M 17	9M 16
Sales	17,639	17,244	14,523	50,969	42,665
Operating income	1,234	1,390	1,204	4,200	3,352
Net income attributable to equity holders of the parent	1,205	1,322	680	3,529	1,376
Basic earnings per share (US$)[2]	1.18	1.30	0.67	3.46	1.48

Operating income/ tonne (US$/t)	57	65	59	65	52
EBITDA	1,924	2,112	1,897	6,267	4,594
EBITDA/ tonne (US$/t)	89	98	93	98	72
Steel-only EBITDA/ tonne (US$/t)	73	83	83	80	65

Crude steel production (Mt)	23.6	23.2	22.6	70.4	69.0
Steel shipments (Mt)	21.7	21.5	20.3	64.2	63.9
Own iron ore production (Mt)	14.2	14.7	13.7	42.9	41.3
Iron ore shipped at market price (Mt)	9.1	9.5	8.1	27.2	25.5

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“Favorable market conditions have supported another solid quarterly performance, with EBITDA for the first nine months considerably improved year-on-year.  Operating conditions continue to improve, with key indicators including the ArcelorMittal weighted PMI implying a positive outlook for 2018.  While pleased with the progress that we are making, we operate in a competitive global environment which is characterized by overcapacity and high levels of imports.  The implementation of our strategic plan Action 2020 remains a clear priority and we are making good progress in this regard.”

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Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (LTIF) rate was 0.67x in the third quarter of 2017 (“3Q 2017”) as compared to 0.72x for the second quarter of 2017 (“2Q 2017”) and 0.84x for the third quarter of 2016 (“3Q 2016”). Health and safety performance improved to 0.74x in the nine months of 2017 (“9M 2017”) as compared to 0.80x for the first nine months of 2016 (“9M 2016”).

The Company’s efforts to improve its Health and Safety record remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	3Q 17	2Q 17	3Q 16	9M 17	9M 16
Mining	1.05	0.58	1.08	0.75	0.93
NAFTA	0.57	0.51	0.89	0.69	0.95
Brazil	0.45	0.37	0.20	0.42	0.32
Europe	0.79	1.08	1.17	1.05	1.03
ACIS	0.42	0.62	0.55	0.49	0.58
Total Steel	0.60	0.75	0.80	0.74	0.78
Total (Steel and Mining)	0.67	0.72	0.84	0.74	0.80

Key corporate responsibility highlights for 3Q 2017:

Update on the Group’s 10 sustainable development outcomes:

•	Outcome 2: Products that accelerate more sustainable lifestyles: ArcelorMittal will invest €67 million in a new production line for automotive steel in Florange, eastern France, part of the Company’s strategy to have a centre of excellence for automotive steel production in the Lorraine region.

•         Outcome 4: ArcelorMittal Brazil won the Steelie Award for Excellence in Sustainability for its social value programme created through its application of REVSOL®, a steel slag by-product used in the construction of roads, car parks and storage yards. Using REVSOL® to build local road networks has generated improved trade, communications and essential services for local communities whilst also replacing the use of non-renewable sources and reduces the costs of road and vehicle maintenance. The Steelie Awards, in their 8th year, are organised by the World Steel Association.

•         Outcome 6: The Company engaged with a number of stakeholders on carbon pricing schemes in order to explore effective ways to leverage value for global climate change mitigation efforts from the steel industry and avoid systems that will not.

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Analysis of results for the nine months ended September 30, 2017 versus results for the nine months ended September 30, 2016

Total steel shipments for 9M 2017 were 64.2Mt as compared to 63.9Mt for 9M 2016. On a comparable basis, excluding shipments from assets sold during the comparable period (i.e. sale of long steel producing subsidiaries in the US (LaPlace and Vinton) and Zaragoza in Spain), and excluding the impact of the optimization at Zumarraga in Spain (Europe segment) total steel shipments in 9M 2017 increased 1.6% as compared to 9M 2016.

Sales for 9M 2017 increased by 19.5% to $51.0 billion as compared with $42.7 billion for 9M 2016, primarily due to higher average steel selling prices (+20.4%), marginally higher steel volumes, higher seaborne iron ore reference prices (+35%) and higher marketable iron ore shipments (+6.8%).

Depreciation of $2.0 billion for 9M 2017 was stable as compared to 9M 2016. FY 2017 depreciation is expected to be approximately $2.8 billion.

Impairment charges for 9M 2017 were $46 million related to a downward revision of cash flow projections in South Africa as compared to impairment charges for 9M 2016 of $49 million related to the sale of ArcelorMittal Zaragoza in Spain3.

Exceptional income for 9M 2017 was nil. Exceptional income for 9M 2016 was $832 million relating to a one-time gain on employee benefits following the signing of the new US labour contract4.

Operating income for 9M 2017 was $4.2 billion as compared to $3.4 billion for 9M 2016. Operating results for 9M 2016 were positively impacted by exceptional income as discussed above.

Income from investments in associates, joint ventures and other investments in 9M 2017 was $323 million as compared to $601 million in 9M 2016. Income in 9M 2017 includes a gain from disposal of ArcelorMittal USA’s 21% stake in the Empire Iron Mining Partnership5 ($133 million) and improved performance of Calvert and Chinese investees, offset in part by a loss on dilution of the Company’s stake in China Oriental6 and the recycling of cumulative foreign exchange translation losses incurred following disposal of the 50% stake in Kalagadi ($187 million)7. Income in 9M 2016 included gains on disposal of Gestamp8 ($329 million) and Hunan Valin9 ($74 million).

Net interest expense was lower at $635 million in 9M 2017, as compared to $893 million in 9M 2016, driven by debt reduction including early bond repayments. The Company expects full year 2017 net interest expense of approximately $0.8 billion.

Foreign exchange and other net financing gains were $209 million for 9M 2017 as compared to losses of $664 million for 9M 2016. The foreign exchange gain in 9M 2017 is largely non-cash and primarily relates to the gain from the impact of the USD movements on Euro denominated deferred tax assets, partially offset by foreign exchange losses on Euro denominated debt. Foreign exchange and other net financing gains for 9M 2017 include foreign exchange gains of $463 million as compared to $124 million in 9M 2016, mainly on account of USD depreciation of 12% against the Euro (versus USD depreciation of 2.5% in prior period). 9M 2017 includes non-cash mark-to-market gains on derivatives (primarily mandatory convertible bonds call options following the market price increase in the underlying shares) totalling $0.6 billion in 9M 2017 as compared to $0.1 billion in 9M 2016. Foreign exchange and other net financing gains/losses for 9M 2017 and 9M 2016 also includes $377 million and $395 million, respectively, for premium expense on the early redemption of bonds.

ArcelorMittal recorded an income tax expense of $0.6 billion for 9M 2017 as compared to an income tax expense of $1.0 billion for 9M 2016. The tax expense in 9M 2016 includes derecognition of deferred tax assets (DTA) amounting to $0.7 billion in Luxembourg (related to revised expectations of DTA recoverability in US dollar terms).

ArcelorMittal’s net income for 9M 2017 was $3.5 billion, or $3.46 earnings per share, as compared to net income in 9M 2016 of $1.4 billion, or $1.48 earnings per share.

Analysis of results for 3Q 2017 versus 2Q 2017 and 3Q 2016

Total steel shipments in 3Q 2017 were 1.0% higher at 21.7Mt as compared with 21.5Mt for 2Q 2017 primarily due to higher steel shipments in Brazil (+12.1%), NAFTA (+4.3%) and ACIS (+3.2%), offset in part by decline in Europe (-3.3%).

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On a comparable basis, excluding shipments from assets sold during the comparable period (i.e. considering the sale of Zaragoza in Spain), and excluding the impact of the optimization at Zumarraga in Spain (Europe segment), total steel shipments for 3Q 2017 were 7.5% higher as compared to 3Q 2016, primarily due to higher steel shipment volumes in NAFTA (+5.4%), Brazil (+6.9%) and Europe (+9.2%) offset by weaker steel shipment volumes in ACIS (down -1.3% due to weak South Africa market and lower shipments in Ukraine).

Sales for 3Q 2017 were $17.6 billion as compared to $17.2 billion for 2Q 2017 and $14.5 billion for 3Q 2016. Sales in 3Q 2017 were 2.3% higher as compared to 2Q 2017, primarily due to higher steel shipments (+1.0%), higher average steel selling prices (+1.5%), higher iron ore reference prices (+12.7%) offset in part by lower market-priced iron ore shipments (-3.9%). Sales in 3Q 2017 were 21.5% higher as compared to 3Q 2016 primarily due to higher steel shipments (+6.8%), higher average steel selling prices (+14.8%), higher seaborne iron ore reference prices (21%) and higher market-priced iron ore shipments (+12.3%).

Depreciation for 3Q 2017 was higher at $690 million as compared to $676 million for 2Q 2017 and stable as compared to $693 million in 3Q 2016. Depreciation increased in 3Q 2017 as compared to 2Q 2017, primarily on account of foreign exchange differences following the depreciation of USD vs major currencies.

Impairment charges for 3Q 2017 and 3Q 2016 were nil. Impairment charges for 2Q 2017 were $46 million related to a downward revision of cash flow projections in South Africa.

Operating income for 3Q 2017 was lower at $1.2 billion as compared to $1.4 billion in 2Q 2017, and stable as compared to 3Q 2016.

Income from associates, joint ventures and other investments for 3Q 2017 was $117 million as compared to $120 million for 2Q 2017 and $109 million in 3Q 2016. Income from associates, joint ventures and other investments for 3Q 2017 includes the recycling of the cumulative foreign exchange translation losses following the disposal of 50% stake in Kalagadi ($187 million) offset by a gain on disposal of ArcelorMittal USA’s 21% stake in the Empire Iron Mining Partnership ($133 million) and improved performance of Chinese investees.

Net interest expense in 3Q 2017 was $205 million as compared to $207 million in 2Q 2017 and $255 million in 3Q 2016. Net interest expense was lower in 3Q 2017 as compared to 3Q 2016 primarily due to debt reduction including early bond repayment via debt tenders.

Foreign exchange and other net financing gains in 3Q 2017 were $132 million as compared to $210 million for 2Q 2017 and losses of $223 million in 3Q 2016. For 3Q 2017 a foreign exchange gain of $181 million was recorded (as compared to a gain of $247 million for 2Q 2017) mainly on account of a 3.5% depreciation of the USD against the Euro (versus 6.7% depreciation in 2Q 2017). Both 3Q 2017 and 2Q 2017 include non-cash mark-to-market gains on derivatives (primarily mandatory convertible bonds call options following the market price increase in the underlying shares) of $327 million and $150 million, respectively. 3Q 2017 includes $218 million on premium expenses accrued in connection with the early repayment of bonds (settled in October 2017). Foreign exchange and other net financing costs in 3Q 2016 was $223 million and included a foreign exchange gain of $65 million mainly on account of USD depreciation of 0.5% against the Euro. 3Q 2016 also includes $158 million on premium expenses accrued on the bond repayments via debt tenders.

ArcelorMittal recorded an income tax expense of $71 million for 3Q 2017 as compared to $197 million for 2Q 2017 and $146 million in 3Q 2016.

ArcelorMittal recorded net income for 3Q 2017 of $1,205 million, or $1.18 earnings per share, as compared to net income for 2Q 2017 of $1,322 million, or $1.30 earnings per share, and a net income for 3Q 2016 of $680 million, or $0.67 earnings per share.

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Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	3Q 17	2Q 17	3Q 16	9M 17	9M 16
Sales	4,636	4,607	4,269	13,701	12,011
Operating income	256	378	424	1,030	1,838
Depreciation	(125)	(128)	(142)	(381)	(412)
Exceptional income[4]	-	-	-	-	832
EBITDA	381	506	566	1,411	1,418
Crude steel production (kt)	5,904	5,762	5,632	17,882	17,011
Steel shipments (kt)	5,655	5,419	5,364	16,684	16,270
Average steel selling price (US$/t)	741	760	715	740	670

NAFTA segment crude steel production increased by 2.5% to 5.9Mt in 3Q 2017 as compared to 5.8Mt for 2Q 2017 (which was impacted by planned maintenance).

Steel shipments in 3Q 2017 increased by 4.3% to 5.7Mt as compared to 5.4Mt in 2Q 2017, driven primarily by an increase in volumes in Mexico.

Sales in 3Q 2017 were stable at $4.6 billion as compared to 2Q 2017, primarily due to higher steel shipment volumes as discussed above offset by lower average steel selling prices (-2.5%). Compared to 2Q 2017, average steel selling prices for flat and long products declined by -1.8% and -2.2%, respectively.

Operating income in 3Q 2017 decreased to $256 million as compared to operating income of $378 million in 2Q 2017 and operating income of $424 million in 3Q 2016.

EBITDA in 3Q 2017 decreased by 24.7% to $381 million as compared to $506 million in 2Q 2017 primarily due to a negative price-cost effect, offset in part by higher steel shipment volumes (+4.3%). EBITDA in 3Q 2017 declined by 32.7% as compared to $566 million in 3Q 2016.

Brazil

(USDm) unless otherwise shown	3Q 17	2Q 17	3Q 16	9M 17	9M 16
Sales	2,059	1,834	1,729	5,503	4,472
Operating income	128	128	233	431	471
Depreciation	(74)	(73)	(68)	(218)	(188)
EBITDA	202	201	301	649	659
Crude steel production (kt)	2,797	2,714	2,888	8,221	8,355
Steel shipments (kt)	2,940	2,622	2,751	7,788	7,912
Average steel selling price (US$/t)	651	655	582	660	525

Brazil segment crude steel production increased by 3% to 2.8Mt in 3Q 2017 as compared to 2Q 2017 with improvement in flat operations partially offset by lower long products production following planned maintenance at Monlevade, Brazil, which was completed during the quarter.

Steel shipments in 3Q 2017 increased by 12.1% to 2.9Mt as compared to 2.6Mt in 2Q 2017, primarily due to a 4.9% increase in flat product steel shipments and a 25% increase in long product steel shipments. Both domestic and export steel shipments increased.

Sales in 3Q 2017 increased by 12.3% to $2.1 billion as compared to $1.8 billion in 2Q 2017, due to higher steel shipments offset in part by lower average steel selling prices primarily due to lower export prices.

Operating income in 3Q 2017 was stable at $128 million as compared to 2Q 2017, and lower as compared to operating income of $233 million in 3Q 2016.

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EBITDA in 3Q 2017 was stable at $202 million as compared to $201 million in 2Q 2017 due to higher steel shipment volumes offset by negative price-cost effect (largely due to lower export prices). EBITDA in 3Q 2017 was 32.7% lower as compared to $301 million in 3Q 2016.

Europe

(USDm) unless otherwise shown	3Q 17	2Q 17	3Q 16	9M 17	9M 16
Sales	9,196	9,180	7,172	26,598	22,133
Operating income	546	652	414	1,834	883
Depreciation	(302)	(290)	(303)	(865)	(873)
Impairment	-	-	-	-	(49)
EBITDA	848	942	717	2,699	1,805
Crude steel production (kt)	11,248	10,997	10,571	33,457	32,462
Steel shipments (kt)	10,116	10,466	9,382	30,790	30,712
Average steel selling price (US$/t)	723	698	596	690	561

Europe segment crude steel production increased by 2.3% to 11.2Mt in 3Q 2017, as compared to 11.0Mt in 2Q 2017.

Steel shipments in 3Q 2017 decreased by 3.3% to 10.1Mt as compared to 10.5Mt in 2Q 2017, primarily due to a 5.1% decrease in flat product shipments offset in part by a 1.4% recovery in long product shipments. The decline in shipments was notably less than the typical seasonal effects, reflecting supportive market conditions.

Sales in 3Q 2017 were $9.2 billion, stable as compared to 2Q 2017, with lower steel shipments being offset by higher US dollar average steel selling prices (+3.5%). US dollar flat and long product average steel selling prices increased (by +3.1% and +7.8%, respectively), but this reflects currency impacts (euro appreciation versus the US dollar) as average euro steel selling prices for the Europe segment were lower than the previous quarter.

Operating income in 3Q 2017 was $546 million as compared to $652 million in 2Q 2017 and $414 million in 3Q 2016.

EBITDA in 3Q 2017 decreased by 9.9% to $848 million as compared to $942 million in 2Q 2017 primarily due to lower steel volumes and a negative price-cost effect partially offset by foreign exchange gains following the appreciation of the Euro. EBITDA in 3Q 2017 improved 18.3% as compared to 3Q 2016 primarily on account of higher steel shipments (+7.8%) and higher average steel selling prices (+21.4%).

ACIS

(USDm) unless otherwise shown	3Q 17	2Q 17	3Q 16	9M 17	9M 16
Sales	1,941	1,834	1,586	5,582	4,359
Operating income	159	51	156	326	303
Depreciation	(80)	(77)	(77)	(232)	(233)
Impairment	-	(46)	-	(46)	-
EBITDA	239	174	233	604	536
Crude steel production (kt)	3,669	3,685	3,552	10,846	11,146
Steel shipments (kt)	3,362	3,257	3,408	9,840	10,176
Average steel selling price (US$/t)	515	499	419	505	383

ACIS segment crude steel production in 3Q 2017 was stable at 3.7Mt as compared to 2Q 2017.

Steel shipments in 3Q 2017 increased by 3.2% to 3.4Mt as compared to 3.3Mt in 2Q 2017 primarily due to higher steel shipments in CIS.

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Sales in 3Q 2017 increased by 5.8% to $1.9 billion as compared to 2Q 2017, primarily due to higher steel shipments (+3.2%) and higher average steel selling prices (+3.3%) primarily in Ukraine.

Operating income in 3Q 2017 was $159 million as compared to $51 million in 2Q 2017 and $156 million in 3Q 2016. Operating performance in 2Q 2017 was impacted by impairment charges of $46 million related to a downward revision of cash flow projections in South Africa.

EBITDA in 3Q 2017 increased 37.5% to $239 million as compared to $174 million in 2Q 2017, primarily due to improved performance in CIS (positive price-cost effect) and increased shipment volumes. EBITDA in 3Q 2017 was 2.7% higher as compared to $233 million in 3Q 2016, primarily due to a positive price-cost effect in CIS offset in part by a negative price-cost effect in South Africa.

Mining

(USDm) unless otherwise shown	3Q 17	2Q 17	3Q 16	9M 17	9M 16
Sales	1,029	1,015	809	3,074	2,218
Operating income	238	216	103	832	163
Depreciation	(103)	(103)	(101)	(308)	(302)
EBITDA	341	319	204	1,140	465

Own iron ore production (a) (Mt)	14.2	14.7	13.7	42.9	41.3
Iron ore shipped externally and internally at market price (b) (Mt)	9.1	9.5	8.1	27.2	25.5
Iron ore shipment - cost plus basis (Mt)	5.9	5.8	5.8	16.4	16.9
Own coal production(a) (Mt)	1.5	1.6	1.6	4.8	4.5
Coal shipped externally and internally at market price(b) (Mt)	0.6	0.8	1.0	2.2	2.5
Coal shipment - cost plus basis (Mt)	0.9	0.9	0.9	2.7	2.5

(a) Own iron ore and coal production not including strategic long-term contracts.

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts.

Own iron ore production in 3Q 2017 decreased by 3.1% to 14.2Mt as compared to 14.7Mt in 2Q 2017 due to lower production in Canada and Ukraine (on account of unplanned maintenance), offset in part by increased production in USA. Own iron ore production in 3Q 2017 increased by 4.2% as compared to 3Q 2016 primarily due to increased production in Mexico (following restart of Volcan mine in February 2017).

Market-priced iron ore shipments in 3Q 2017 decreased 3.9% to 9.1Mt as compared to 9.5Mt in 2Q 2017, primarily driven by lower shipments in ArcelorMittal Mines Canada10 and Ukraine. Market-priced iron ore shipments in 3Q 2017 increased by 12.3% as compared to 3Q 2016 driven by increased shipments in Mexico and Liberia. FY 2017 market-priced iron ore shipments are expected to increase by approximately 10% versus FY 2016.

Own coal production in 3Q 2017 decreased by 7.2% to 1.5Mt as compared to 1.6Mt at 2Q 2017 due to lower production in both Kazakhstan and Princeton (US) mines. Own coal production in 3Q 2017 decreased by 7.2% as compared to 3Q 2016 with lower production in Kazakhstan offset in part by higher production at Princeton (US) mines.

Market-priced coal shipments in 3Q 2017 decreased to 0.6Mt as compared to 0.8Mt in 2Q 2017 primarily due to decreased shipments at Kazakhstan. Market-priced coal shipments in 3Q 2017 decreased as compared to 3Q 2016 primarily due to decreased shipments at Princeton (US) and Kazakhstan.

Operating income in 3Q 2017 increased to $238 million as compared to $216 million in 2Q 2017, and $103 million in 3Q 2016, primarily for the reasons discussed below.

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EBITDA in 3Q 2017 increased by 7.2% to $341 million as compared to $319 million in 2Q 2017, primarily due to increased seaborne iron ore reference prices (+12.7%), partially offset by lower market-priced iron ore shipments (-3.9%) and lower coal shipments. EBITDA in 3Q 2017 was significantly higher as compared to $204 million in 3Q 2016, primarily due to higher seaborne iron ore reference prices (+21%) and higher market-priced iron ore shipment volumes (+12.3%).

Liquidity and Capital Resources

For 3Q 2017, net cash provided by operating activities was $763 million as compared to $1,214 million in 2Q 2017 and $876 million in 3Q 2016. The lower net cash provided by operating activities during 3Q 2017 reflects in part a higher working capital investment of $801 million, as compared to an investment of $548 million in 2Q 2017 and $565 million in 3Q 2016.

Net cash used in investing activities during 3Q 2017 was $563 million as compared to $738 million during 2Q 2017 and compared to $300 million in 3Q 2016. Capital expenditure increased to $637 million in 3Q 2017 as compared to $566 million in 2Q 2017 and compared to $535 million in 3Q 2016. FY 2017 capital expenditure is expected to be $2.9 billion.

Cash provided by other investing activities in 3Q 2017 of $74 million primarily includes the first instalment of disposal proceeds from ArcelorMittal USA’s 21% stake in the Empire Iron Mining Partnership ($44 million). Cash used in other investing activities in 2Q 2017 of $172 million, includes $44 million cash consideration (net of cash acquired of $14 million) for the acquisition of a 55.5% stake in Bekaert Sumare (a tire cord manufacturer in Brazil) and $110 million deposited in a restricted cash account in ArcelorMittal South Africa in connection with various environmental obligations and true sale of receivable programs. Cash provided by other investing activities in 3Q 2016 of $235 million primarily consisted of proceeds from the sale of ArcelorMittal’s stake in Hunan Valin ($165 million) and from the sale of ArcelorMittal Zaragoza ($89 million)3.

Net cash provided by financing activities in 3Q 2017 was $514 million as compared to net cash used in financing activities for 2Q 2017 of $744 million and $741 million for 3Q 2016. Net cash provided by financing activities in 3Q 2017 includes borrowings and commercial paper, offset in part by a $0.5 billion repayment of drawings under the asset-based revolving credit facility at ArcelorMittal USA. Net cash used in financing activities for 2Q 2017 primarily included $851 million used to early redeem the 9.85% Notes due June 1, 2019. On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African Rand (approximately $350 million) revolving borrowing base finance facility maturing on May 25, 2020. As of September 30, 2017, $288 million was drawn under this facility. Net cash used in financing activities for 3Q 2016 primarily includes payments relating to bond repurchases pursuant to cash tender offers ($1.4 billion), offset by proceeds of $1.0 billion from drawings under other short-term facilities (including $0.5 billion from the asset-based revolving credit facility at ArcelorMittal USA which matures in 2021). During 3Q 2017, the Company paid dividends of $80 million primarily to minority shareholders in ArcelorMittal Mines Canada and in Bekaert (Brazil).

As of September 30, 2017, the Company’s cash and cash equivalents amounted to $3.0 billion as compared to $2.3 billion at June 30, 2017 and $2.3 billion at September 30, 2016. Gross debt increased to $14.9 billion as of September 30, 2017, as compared to $14.2 billion at June 30, 2017 and $14.4 billion at September 30, 2016. The amount as of September 30, 2017 does not reflect the usage of cash to repurchase bonds on October 16, 2017.

As of September 30, 2017, net debt increased to $12.0 billion as compared with $11.9 billion at June 30, 2017 primarily due to negative foreign exchange impacts on Euro-denominated debt ($0.2 billion) offset in part by positive free cashflow $0.1 billion (despite a $0.8 billion investment in working capital), and lower than the net debt of $12.2 billion as of September 30, 2016 due to positive free cash flow offsetting $0.3 billion foreign exchange impacts.

As of September 30, 2017, the Company had liquidity of $8.5 billion, consisting of cash and cash equivalents of $3.0 billion and $5.5 billion of available credit lines11. The $5.5 billion credit facility contains a financial covenant of 4.25x Net debt / EBITDA (as defined in the facility). On September 30, 2017, the average debt maturity was 4.7 years.

Key recent developments

o	On November 8, 2017, ArcelorMittal confirmed that the European Commission had initiated a Phase II review of AM Investco Italy Srl (‘AM Investco’)’s proposed acquisition of Ilva S.p.A. ArcelorMittal will continue to work closely and constructively with the European

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Commission to explain the dynamics of the steel industry, the rationale of the proposed acquisition and the benefits it will bring to industry, customers, the environment and the local economy. The Company looks forward to ongoing dialogue with the Commission to secure approval for this transaction in a timely manner. ArcelorMittal notified AM Investco’s proposed acquisition of Ilva S.p.A to the European Commission on September 21, 2017, and submitted commitments on October 19, 2017. AM Investco reached a binding agreement concerning the lease and obligation to purchase Ilva S.p.A and its subsidiaries with the Italian Government in June 2017.

o	On September 28, 2017, ArcelorMittal announced the launch of its tender offers to purchase for cash, for a combined aggregate purchase price of up to $1,250,000,000 (the “Maximum Tender Cap”), its outstanding 6.250% notes due 2022, 7.000% notes due 2039 and 6.750% notes due 2041. On October 13, 2017, the Company announced its decision to increase the Maximum Tender Cap to $1,410,627,664 so as to avoid proration of any series of validly tendered Notes: the Company repurchased notes in such amount on October 16, 2017, using $1.4 billion of cash and liquidity resources.

o	On September 28, 2017, ArcelorMittal announced a major US$1 billion, three-year investment programme at its Mexican operations, which is focussed on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernising its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realise in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher-value added products in its product mix, in-line with the Company’s Action 2020 strategic plan. The main investment will be the construction of a new hot strip mill. Construction will take approximately three years and, upon completion, will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers.

o	On August 25, 2017, ArcelorMittal completed the sale (per a sales agreement entered into in October 2016) of its 50% shareholding in Kalagadi Manganese (Proprietary) Limited to Kgalagadi Alloys (Proprietary) Limited for consideration to be paid during the life of the mine, which is contingent on the financial performance of the mine and cash flow availability.

o	On August 7, 2017, ArcelorMittal USA and Cliffs Natural Resources (“Cliffs”) agreed that Cliffs would acquire ArcelorMittal USA’s 21% ownership interest in the Empire Iron Mining Partnership for $133 million plus assumptions of all partnership liabilities. The payment of $133 million will be made in 3 equal installments with the first payment of $44 million received in August 2017, and two subsequent payments to be received in August 2018 and 2019.

Outlook and guidance

The Company’s forecasts for global apparent steel consumption (“ASC”) remain as presented at the time of 2Q 2017 results with the balance of risks now to the upside.

ArcelorMittal expects 2017 global ASC to grow by approximately +2.5% to +3.0%. By region: ASC in the US (excluding Pipe & Tube) is expected to grow +2.0% to +3.0% reflecting higher machinery and construction demand offset by lower automotive production. In Europe, ArcelorMittal expects the pick-up in underlying demand to continue, driven primarily by the strength of the construction and machinery markets, and apparent demand is expected at +0.5% to +1.5% in 2017 on top of around 3% growth in 2016. In Brazil, ASC is expected to grow by +2.0% to +3.0% in 2017 as the continued weakness in construction is partially offset by mild improvement in consumer confidence and automotive demand. In the CIS, ASC is expected to grow +2.0% to +2.5% reflecting stronger economic growth in Russia. In China, ASC growth of +2.5% to +3.5% is expected in 2017, primarily due to strength in automotive and machinery.

Market conditions are favourable. The demand environment remains positive (as evidenced by the continued high readings from the ArcelorMittal weighted PMI), and steel spreads remain healthy.

The Company continues to expect cash needs of the business (capex, interest expense, cash taxes, pensions and other cash costs but excludes working capital investment and premiums paid to retire debt early) to be approximately $4.6 billion in 2017.

Q317 Earnings release

Given the improved market conditions, the Company now expects a full year 2017 investment in working capital of approximately $2.0 billion (as compared to previous guidance of approximately $1.5 billion).

Q317 Earnings release

ArcelorMittal Condensed Consolidated Statement of Financial Position1

	Sep 30,	Jun 30,	Dec 31,
In millions of U.S. dollars	2017	2017	2016
ASSETS
Cash and cash equivalents (C)	2,978	2,272	2,615
Trade accounts receivable and other	4,443	4,263	2,974
Inventories	17,780	17,458	14,734
Prepaid expenses and other current assets	2,719	2,286	1,665
Assets held for sale[12]	127	127	259
Total Current Assets	28,047	26,406	22,247

Goodwill and intangible assets	5,856	5,769	5,651
Property, plant and equipment	36,471	35,765	34,831
Investments in associates and joint ventures	4,943	4,679	4,297
Deferred tax assets	6,697	6,470	5,837
Other assets	2,498	2,371	2,279
Total Assets	84,512	81,460	75,142

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt (B)	5,764	3,936	1,885
Trade accounts payable and other	12,074	12,555	11,633
Accrued expenses and other current liabilities	5,229	4,930	4,502
Liabilities held for sale[12]	40	39	95
Total Current Liabilities	23,107	21,460	18,115

Long-term debt, net of current portion (A)	9,185	10,220	11,789
Deferred tax liabilities	2,713	2,690	2,529
Other long-term liabilities	10,966	10,838	10,384
Total Liabilities	45,971	45,208	42,817

Equity attributable to the equity holders of the parent	36,374	34,027	30,135
Non–controlling interests	2,167	2,225	2,190
Total Equity	38,541	36,252	32,325
Total Liabilities and Shareholders’ Equity	84,512	81,460	75,142

Net Debt (D=A+B-C)	11,971	11,884	11,059

Q317 Earnings release

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended			Nine months ended
In millions of U.S. dollars unless otherwise shown	Sept 30, 2017	Jun 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Sales	17,639	17,244	14,523	50,969	42,665
Depreciation (B)	(690)	(676)	(693)	(2,021)	(2,025)
Impairment (B)	-	(46)	-	(46)	(49)
Exceptional income[4] (B)	-	-	-	-	832
Operating income (A)	1,234	1,390	1,204	4,200	3,352
Operating margin %	7.0%	8.1%	8.3%	8.2%	7.9%

Income from associates, joint ventures and other investments	117	120	109	323	601
Net interest expense	(205)	(207)	(255)	(635)	(893)
Foreign exchange and other net financing gain/(loss)	132	210	(223)	209	(664)
Income before taxes and non-controlling interests	1,278	1,513	835	4,097	2,396
Current tax expense	(116)	(126)	(67)	(449)	(174)
Deferred tax benefit / (expense)	45	(71)	(79)	(102)	(825)
Income tax expense	(71)	(197)	(146)	(551)	(999)
Income including non-controlling interests	1,207	1,316	689	3,546	1,397
Non-controlling interests (income) / loss	(2)	6	(9)	(17)	(21)
Net income attributable to equity holders of the parent	1,205	1,322	680	3,529	1,376

Basic earnings per common share ($)[2]	1.18	1.30	0.67	3.46	1.48
Diluted earnings per common share ($)[2]	1.18	1.29	0.67	3.45	1.48

Weighted average common shares outstanding (in millions)[2]	1,020	1,020	1,020	1,020	931
Diluted weighted average common shares outstanding (in millions)[2]	1,023	1,023	1,021	1,023	932

OTHER INFORMATION
EBITDA (C = A-B)	1,924	2,112	1,897	6,267	4,594
EBITDA Margin %	10.9%	12.2%	13.1%	12.3%	10.8%

Own iron ore production (Mt)	14.2	14.7	13.7	42.9	41.3
Crude steel production (Mt)	23.6	23.2	22.6	70.4	69.0
Total shipments of steel products (Mt)	21.7	21.5	20.3	64.2	63.9

Q317 Earnings release

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended			Nine months ended
In millions of U.S. dollars	Sept 30, 2017	Jun 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Operating activities:
Income attributable to equity holders of the parent	1,205	1,322	680	3,529	1,376
Adjustments to reconcile net income to net cash (used in) / provided by operations:
Non-controlling interest’s income / (loss)	2	(6)	9	17	21
Depreciation and impairment	690	722	693	2,067	2,074
Exceptional income[4]	-	-	-	-	(832)
Income from associates, joint ventures and other investments	(117)	(120)	(109)	(323)	(601)
Deferred tax (benefit)/ expense	(45)	71	79	102	825
Change in working capital	(801)	(548)	(565)	(3,530)	(1,518)
Other operating activities (net)	(171)	(227)	89	(184)	(290)
Net cash provided by operating activities (A)	763	1,214	876	1,678	1,055
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(637)	(566)	(535)	(1,783)	(1,642)
Other investing activities (net)	74	(172)	235	(116)	1,308
Net cash used in investing activities	(563)	(738)	(300)	(1,899)	(334)
Financing activities:
Net proceeds / (payments) relating to payable to banks and long-term debt	587	(726)	(717)	604	(5,557)
Dividends paid	(80)	-	(7)	(120)	(54)
Equity offering	-	-	-	-	3,115
Other financing activities (net)	7	(18)	(17)	(48)	38
Net cash provided by / (used in) financing activities	514	(744)	(741)	436	(2,458)
Net decrease in cash and cash equivalents	714	(268)	(165)	215	(1,737)
Cash and cash equivalents transferred from assets held for sale	-	-	-	13	-
Effect of exchange rate changes on cash	9	30	29	42	(112)
Change in cash and cash equivalents	723	(238)	(136)	270	(1,849)

Free cashflow (C=A+B)	126	648	341	(105)	(587)

Q317 Earnings release

Appendix 1: Product shipments by region

(000'kt)	3Q 17	2Q 17	3Q 16	9M 17	9M 16
Flat	4,820	4,748	4,698	14,512	13,906
Long	984	845	829	2,658	2,830
NAFTA	5,655	5,419	5,364	16,684	16,270
Flat	1,766	1,682	1,730	4,812	4,812
Long	1,181	945	1,026	2,992	3,100
Brazil	2,940	2,622	2,751	7,788	7,912
Flat	7,098	7,482	6,562	21,957	21,430
Long	2,954	2,913	2,767	8,673	9,147
Europe	10,116	10,466	9,382	30,790	30,712
CIS	2,297	2,212	2,459	6,628	6,983
Africa	1,065	1,045	950	3,212	3,192
ACIS	3,362	3,257	3,408	9,840	10,176

Note: “Others and eliminations” lines are not presented in the table

Appendix 2a: Capital expenditures

(USDm)	3Q 17	2Q 17	3Q 16	9M 17	9M 16
NAFTA	95	90	98	282	307
Brazil	79	55	44	191	156
Europe	213	248	171	713	638
ACIS	114	75	105	262	269
Mining	132	94	113	316	255
Total	637	566	535	1,783	1,642

Note: “Others and eliminations” are not presented in the table

Appendix 2b: Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Segment	Site / unit	Project	Capacity / details	Actual completion
NAFTA	Indiana Harbor	Indiana Harbor “footprint optimization project”	New caster at No.3 Steelshop installed	4Q 2016(a)
NAFTA	AM/NS Calvert	Phase 2: Slab yard expansion (Bay 5)	Increase coil production level from 4.6Mt/year to 5.3Mt/year coils	2Q 2017
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160kt galvalume and 128kt galvanize and closure of galvanize line #1 (capacity 170kt of galvalume)	2Q 2017
Europe	ArcelorMittal Krakow (Poland)	Hot strip mill (HSM) extension	Increase hot rolled coil (HRC) capacity by 0.9Mt/year	2Q 2017
Europe	ArcelorMittal Krakow (Poland)	Hot dipped galvanizing (HDG) increase	Increasing HDG capacity by 0.4Mt/year	2Q 2017

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Ongoing projects

Segment	Site / unit	Project	Capacity / details	Forecast completion
Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace Liège: Annealing line transformation	Increase ~400kt in Ultra High Strength Steel capabilities	1Q 2018
Europe	ArcelorMittal Differdange	Modernisation of finishing of “Grey rolling mill"	Revamp finishing to achieve full capacity of Grey mill at 850kt/y	1Q 2018
ACIS	ArcelorMittal Kryvyi Rih	New LF&CC 2&3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 290kt over ingot route through yield increase	4Q 2018
NAFTA	Indiana Harbor	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing and logistics	2018(a)
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90kt	2019
NAFTA	Mexico	Build new HSM	Production capacity of 2.5Mt/year	2020(b)
NAFTA	Burns Harbor	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6Mt/year and cold rolling (CR) capacity by 0.7Mt/year	On hold
Brazil	Juiz de Fora	Meltshop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(c)
Brazil	Monlevade	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(d)

a)	In support of the Company’s Action 2020 program that was launched at its fourth quarter and full-year 2015 earnings announcement, the footprint optimization project at ArcelorMittal Indiana Harbor is now underway, which has resulted in structural changes required to improve asset and cost optimization. The plan involves idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (idled in 2Q 2017) whilst making further planned investments totalling ~$200 million including a new caster at No.3 steelshop (completed in 4Q 2016), restoration of the 80” hot strip mill, logistics and Indiana Harbor finishing are ongoing. The full project scope is expected to be completed in 2018.

b)	On September 28, 2017, ArcelorMittal announced a major US$1 billion, three-year investment programme at its Mexican operations, which is focussed on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernising its existing asset base. The programme is designed to enable ArcelorMittal Mexico

Q317 Earnings release

to meet the anticipated increased demand requirements from domestic customers, realise in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher-value added products in its product mix, in-line with the Company’s Action 2020 strategic plan. The main investment will be the construction of a new hot strip mill. Construction will take approximately three years and, upon completion, will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers.

c)	Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, the Juiz de Fora melt shop project is currently on hold and is expected to be completed upon Brazil domestic market recovery, and the Company does not expect to increase shipments until domestic demand improves.

d)	ArcelorMittal Liberia is moving ore extraction from its depleting DSO (direct shipping ore) deposit at Tokadeh to the nearby, low strip ratio and higher-grade DSO Gangra deposit where planned ramp up is underway. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for DSO resource extensions in late 2015. During 2016, the operation at Tokadeh was right-sized to focus on its “natural” Atlantic markets. The nearby Gangra deposit is now the next development in a staged approach as opposed to the originally planned phase 2 step up to 15Mtpa of concentrate sinter fine ore product that was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the period since. The Gangra mine, haul road and related existing plant and equipment upgrades are nearing completion. ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. The Company believes that ArcelorMittal Liberia presents a strong, competitive source of product ore for the international market based on continuing DSO mining and then moving to a long-term sinter feed concentration phase.

Appendix 3: Debt repayment schedule as of September 30, 2017

Debt repayment schedule (USD billion)	2017	2018	2019	2020	2021	>2021	Total
Bonds*	1.8	1.5	0.9	1.9	1.3	3.7	11.1
Commercial paper	0.7	0.4	-	-	-	-	1.1
Other loans	1.0	0.4	0.3	0.2	0.2	0.6	2.7
Total gross debt	3.5	2.3	1.2	2.1	1.5	4.3	14.9

*The 2017 maturities include $1.2 billion of bonds originally maturing in 2022, 2039 and 2041 that were repurchased on October 16, 2017.

Appendix 4: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: includes the acquisition of tangible and intangible assets.

EBITDA: operating income plus depreciation, impairment expenses and exceptional income/(charges).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional income / (charges): relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business such as restructuring costs or asset disposals.

Foreign exchange and other net financing (loss) / gain: include foreign currency exchange impact, bank fees, interest on pensions, impairments of financial instruments, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Free cash flow: Refers to net cash provided by (used in) operating activities less capex.

Gross debt: long-term debt, plus short-term debt (including those held as part of liabilities held for sale).

Iron ore unit cash cost: includes weighted average pellet and concentrate cost of goods sold across all mines.

Liquidity: Cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

MT: Refers to million metric tonnes

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market

Q317 Earnings release

price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Net debt: long-term debt, plus short-term debt less cash and cash equivalents.

Net debt/EBITDA: Refers to Net debt divided by last twelve months EBITDA calculation.

Net interest: includes interest expense and interest income

On-going projects: Refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: Refers to operating income/(loss).

Operating segments: The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa.

Own iron ore production: Includes total of all finished production of fines, concentrate, pellets and lumps (excludes share of production and strategic long-term contracts).

PMI: Refers to purchasing managers index (based on ArcelorMittal estimates)

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Shipments: information at segment and group level eliminates intra–segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Steel-only EBITDA: calculated as EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Working capital: trade accounts receivable plus inventories less trade and other accounts payable.

YoY: Refers to year-on-year.

Q317 Earnings release

1 The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial measures and defined in the Condensed Consolidated Statement of Operations, as additional measurements to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. ArcelorMittal also presents net debt as an additional measurement to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents free cash flow, which is a non-GAAP financial measure defined in Condensed Consolidated Statement of Cashflows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies.

2 At the Extraordinary General Meeting held on May 10, 2017, the ArcelorMittal Shareholders approved a share consolidation based on a ratio 1:3, whereby every three current shares are consolidated into one share (with a change in the number of shares outstanding and the accounting par value per share). The figures presented for the basic and diluted earnings per share reflect this change.

3 On July 28, 2016, ArcelorMittal and Megasa Siderúgica S.L. (“Megasa”) signed a shares sale and purchase agreement in respect of ArcelorMittal’s 100% interest in ArcelorMittal Zaragoza (“AM Zaragoza”). The closing conditions were completed on September 30, 2016. As a result, ArcelorMittal transferred its shareholding in AM Zaragoza to Megasa and simultaneously received the total cash consideration of €80 million ($89 million). The cash consideration has been calculated on a cash and debt free basis.

4 On June 23, 2016, following the ratification by the United Steelworkers of a new labor agreement which is valid until September 1, 2018, ArcelorMittal made changes mainly to healthcare post-retirement benefits in its subsidiary ArcelorMittal USA (NAFTA). The changes resulted in a gain of $832 million recorded in 2Q 2016.

5 On August 7, 2017, ArcelorMittal USA and Cliffs Natural Resources (“Cliffs”) agreed that Cliffs would acquire ArcelorMittal USA’s 21% ownership interest in the Empire Iron Mining Partnership for $133 million plus assumptions of all partnership liabilities. The payment of $133 million will be made in 3 equal installments with the first payment of $44 million received in August 2017, and two subsequent payments to be received in August 2018 and 2019.

6 On January 27, 2017 China Oriental completed a share placement to restore the minimum 25% free float as per HKEx listing requirements. Following the share placement, ArcelorMittal’s interest in China Oriental decreased from 47% to 39%, as a result of which ArcelorMittal recorded a net dilution loss of $44 million.

7 On August 25, 2017, following a sales agreement signed on October 21, 2016, ArcelorMittal completed the sale of its 50% shareholding in Kalagadi Manganese (Proprietary) Limited to Kgalagadi Alloys (Proprietary) Limited for consideration to be paid during the life of the mine, which is contingent on the financial performance of the mine and cash flow availability. The investment classified as held for sale as of December 31, 2016 had a nil carrying amount as it was fully impaired in 2015 but the Company recycled upon disposal accumulated foreign exchange translation losses of $187 million in income from associates, joint ventures and other investments.

8 On February 5, 2016 ArcelorMittal announced it had sold its 35% stake in Gestamp Automoción ("Gestamp") to the majority shareholder, the Riberas family, for a total cash consideration of €875 million ($971 million). In addition to the cash consideration, ArcelorMittal received in 2Q 2016 a payment of $11 million as a 2015 dividend. ArcelorMittal continues its supply relationship with Gestamp through its 35% shareholding in Gonvarri, a sister company of Gestamp. ArcelorMittal sells coils to Gonvarri for processing before being passed to Gestamp and other customers. Further, ArcelorMittal continues to have a board presence in Gestamp, collaborates in automotive R&D and remains its major steel supplier.

9 On August 2, 2016, the Company signed an agreement for the sale of its 10.08% interest in Hunan Valin to a private equity fund. On September 14, 2016, the Company transferred the Hunan Valin shares and simultaneously received the full proceeds of $165 million (RMB1,103 million) from the buyer and recorded a gain of $74 million.

10 ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.

11 On December 21, 2016, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility amends and restates the $6 billion revolving credit facility dated April 30, 2015. The amended agreement incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021. The Facility may be used for general corporate purposes. As of September 30, 2017, the $5.5 billion revolving credit facility remains fully available.

12 Assets and liabilities held for sale, as of September 30, 2017, and as of June 30, 2017, primarily include the carrying value of the USA long product facilities at Steelton (“Steelton”). Assets and liabilities held for sale as of December 31, 2016, include the carrying value of Steelton and some activities of ArcelorMittal Downstream Solutions in the Europe segment and America’s Tailored Blanks.

Q317 Earnings release

Third quarter 2017 earnings analyst conference call

ArcelorMittal will host a conference call hosted by Heads of Finance and Investor Relations for members of the investment community to discuss the three-month period ended September 30, 2017 on: Friday November 10, 2017 at 9.30am US Eastern time; 2.30pm London time and 3.30pm CET.

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 0515 931	+44 (0)203 364 5807	75635458#
US local:	1 86 6719 2729	+1 24 0645 0345	75635458#
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Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Q317 Earnings release